EXHIBIT 99.1

Molecular Partners Finalizes License Agreement with Novartis for Ensovibep for COVID-19

  Agreement grants global rights of ensovibep to Novartis, who will lead further development and commercialization of the program
  Financial terms include milestone payment of CHF150 million to Molecular Partners and 22% royalty on ensovibep sales in relevant territories
  Collaboration will focus on rapidly progressing ensovibep’s availability to COVID-19 patients via expedited regulatory processes

ZURICH-SCHLIEREN, Switzerland & CONCORD, Mass., Jan. 18, 2022 (GLOBE NEWSWIRE) -- Ad hoc announcement pursuant to Art. 53 LR:

Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics, today announced that Molecular Partners and Novartis have entered into a license agreement under which Novartis will in-license global rights to ensovibep from Molecular Partners. Ensovibep is a DARPin antiviral therapeutic candidate to treat COVID-19, which recently reported positive topline data from the Phase 2 EMPATHY clinical study.

The finalization of this agreement triggers a milestone payment of CHF 150 million to Molecular Partners. Under the license agreement announced today, Molecular Partners will be eligible to receive a 22% royalty on sales in commercial countries, having agreed to forgo royalties in lower income countries and is aligned with Novartis’ plans to ensure affordability based on countries’ needs and capabilities.

Financial guidance update
The Company expects to report approximately CHF 133 million cash and cash equivalents as per December 31, 2021. Upon receipt of the CHF 150 million option exercise milestone from Novartis, Molecular Partners now estimates its cash runway to extend well into 2025, excluding any potential royalty income as well as excluding potential further cash flows to or from R&D partners.

About Molecular Partners AG
Molecular Partners AG is a clinical-stage biotech company developing DARPin therapeutics, a new class of custom-built protein drugs designed to address challenges current modalities cannot. The Company has formed partnerships with leading pharmaceutical companies to advance DARPin therapeutics in the areas of ophthalmology, oncology and infectious disease, and has compounds in various stages of clinical and preclinical development across multiple therapeutic areas. www.molecularpartners.com; Find us on Twitter - @MolecularPrtnrs

Cautionary Note Regarding Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan”, “potential”, “will”, “would” and similar expressions, and are based on Molecular Partners AG’s current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from our expectations include our plans to develop and potentially commercialize our product candidates; our reliance on third party partners and collaborators over which we may not always have full control; our ongoing and planned clinical trials and preclinical studies for our product candidates; the timing of and our ability to obtain and maintain regulatory approvals for our product candidates; the extent of clinical trials potentially required for our product candidates; the clinical utility and ability to achieve market acceptance of our product candidates; our plans and development of any new indications for our product candidates; our commercialization, marketing and manufacturing capabilities and strategy; our intellectual property position; our ability to identify and in-license additional product candidates; and other risks and uncertainties that are described in the Risk Factors section of Molecular Partners’ Registration Statement on Form F-1 filed with Securities and Exchange Commission (SEC) on June 14, 2021 and other filings Molecular Partners makes with the SEC. These documents are available on the Investors page of Molecular Partners’ website at http://www.molecularpartners.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further details, please contact:
Seth Lewis
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Shai Biran, Ph.D.
shai.biran@molecularpartners.com
Tel: +1 978 254 6286

Thomas Schneckenburger, European IR & Media
thomas.schneckenburger@molecularpartners.com
Tel: +41 79 407 9952